JPMorgan Chase Financial Company LLC Fully and Unconditionally Guaranteed by JPMorgan Chase & Co. Market Linked Securities	Filed Pursuant to Rule 433 Registration Statement Nos. 333-270004 and 333-270004-01

Market Linked Securities—Callable with Contingent Coupon with Daily Observation and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index due March 1, 2027

Fact Sheet dated August 5, 2024 to Preliminary Pricing Supplement dated August 2, 2024

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Indices:	Nasdaq-100 Index®, Russell 2000® Index and S&P 500® Index
Pricing Date[1]:	August 30, 2024
Issue Date[1]:	September 5, 2024
Stated Maturity Date[1,2]:	March 1, 2027
Principal Amount:	$1,000 per security (100% of par)
Contingent Coupon Payment:

With respect to each observation period, you will receive on the related contingent coupon payment date a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the closing level of the lowest performing Index on each eligible trading day during that observation period is greater than or equal to its coupon threshold level. Each “contingent coupon payment,” if any, will be calculated per security as follows:

($1,000 × contingent coupon rate) / 4.

Contingent Coupon Payment Dates[1,2]:	Quarterly, on the third business day following each observation period end-date, provided that the contingent coupon payment date with respect to the final observation period will be the stated maturity date
Contingent Coupon Rate:	At least 9.35% per annum (to be provided in the pricing supplement)
Optional Redemption:	We may, at our option, redeem the securities, in whole but not in part, on any optional redemption date. If we elect to redeem the securities prior to the stated maturity date, you will be entitled to receive on the applicable optional redemption date a cash payment per security in U.S. dollars equal to the principal amount plus any contingent coupon payment otherwise due.
Observation Period End-Dates [1,2]:	Quarterly, on the 24th day of each February, May, August and November, commencing November 2024 and ending February 2027. We refer to February 24, 2027 as the “final calculation day.”
Observation Periods:	Each observation period will consist of each day that is a trading day for at least one Index (each such day, an “eligible trading day”) from but excluding an observation period end-date to and including the following observation period end-date, provided that the first observation period will consist of each eligible trading day from but excluding the pricing date to and including the first observation period end-date.
Optional Redemption-Dates [1,2]:	Quarterly, on the contingent coupon payment dates following each observation period end-date scheduled to occur from November 2024 to November 2026, inclusive
Maturity Payment Amount (per security):

If we do not redeem the securities prior to the stated maturity date:

•   If the ending level of the lowest performing Index on the final calculation day is greater than or equal to its downside threshold level: $1,000; or

•   If the ending level of the lowest performing Index on the final calculation day is less than its downside threshold level:

$1,000 + ($1,000 × index return of the lowest performing Index on the final calculation day)

Lowest Performing Index:	For any eligible trading day during an observation period (including the final calculation day), the “lowest performing Index” will be the Index with the lowest index return on that eligible trading day and that has not been disregarded due to a market disruption event or non-trading day.

Summary of Terms (continued)

Starting Level:	For each Index, its closing level on the pricing date
Ending Level:	For each Index, its closing level on the final calculation day
Index Return:	For each Index on any eligible trading day during an observation period, (closing level on that day – starting level) / starting level
Coupon Threshold Level:	For each Index, 70% of its starting level
Downside Threshold Level:	For each Index, 60% of its starting level
Calculation Agent:	J.P. Morgan Securities LLC (“JPMS”)
Denominations:	$1,000 and any integral multiple of $1,000
CUSIP:	48135P3G4
Fees and Commissions:	Up to 1.575% for Wells Fargo Securities, LLC (“WFS”); WFS has advised us that dealers, including Wells Fargo Advisors (“WFA”), may receive 1.00% of WFS’s fee, and WFA may also receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, JPMS may pay a fee of up to 0.25% to selected dealers in consideration for marketing and other services in connection with the distribution of the securities to other dealers.
Tax Considerations:	See the preliminary pricing supplement.
[1] Subject to change [2] Subject to postponement

Hypothetical Payout Profile (Maturity Payment Amount)

If we do not redeem the securities prior to stated maturity and the ending level of the lowest performing Index on the final calculation day is less than its downside threshold level, you will lose more than 40%, and possibly all, of the principal amount of your securities at maturity.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Index, but you will have full downside exposure to the lowest performing Index on the final calculation day if its ending level is less than its downside threshold level.

The securities are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the securities is subject to the credit risk of JPMorgan Financial, as issuer of the securities, and the credit risk of JPMorgan Chase & Co., as guarantor of the securities.

If the securities priced on the date of the accompanying preliminary pricing supplement, the estimated value of the securities would be approximately $973.00 per security. The estimated value of the securities, when the terms of the securities are set, will be provided in the pricing supplement and will not be less than $950.00 per security. See “The Estimated Value of the Securities” in the preliminary pricing supplement for additional information.

Preliminary Pricing Supplement: http://www.sec.gov/Archives/edgar/data/
1665650/000121390024064888/ea178728_424b2.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” in the accompanying prospectus supplement and the accompanying product supplement, Annex A to the accompanying prospectus addendum and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

THIS FACT SHEET DOES NOT PROVIDE ALL OF THE INFORMATION THAT AN INVESTOR SHOULD CONSIDER PRIOR TO MAKING AN INVESTMENT DECISION. This fact sheet should be read in conjunction with the accompanying preliminary pricing supplement, prospectus, prospectus supplement, prospectus addendum, product supplement and underlying supplement.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement, the “Risk Factors” sections in the accompanying prospectus supplement and product supplement and Annex A to the accompanying prospectus addendum. Please review the risk disclosure carefully.

•        If We Do Not Redeem the Securities Prior to Stated Maturity and the Ending Level of the Lowest Performing Index on the Final Calculation Day Is Less Than Its Downside Threshold Level, You Will Lose More Than 40%, and Possibly All, of the Principal Amount of Your Securities at Maturity.

•        The Securities Do Not Guarantee the Payment of Interest and May Not Pay Any Interest at All.

•        The Potential Return on the Securities Is Limited to the Sum of Any Contingent Coupon Payments and You Will Not Participate in Any Appreciation of Any Index.

•        Whether You Receive a Contingent Coupon Payment on a Contingent Coupon Payment Date Will Depend on the Closing Level of the Lowest Performing Index on Each Eligible Trading Day During the Related Observation Period.

•        You Will Be Subject to Reinvestment Risk and Our Redemption Right May Limit Your Potential to Receive Contingent Coupon Payments.

•        The Securities Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

•        As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets.

•        You Are Exposed to the Risk of Decline in the Level of Each Index.

•        Your Maturity Payment Amount Will Be Determined by the Lowest Performing Index.

•        You Will Be Subject to Risks Resulting from the Relationship Among the Indices.

•        Higher Contingent Coupon Rates Are Associated with Greater Risk.

•        The Benefit Provided by the Downside Threshold Level May Terminate on the Final Calculation Day.

•        No Dividend Payments or Voting Rights

•        Lack of Liquidity

•        The Final Terms and Estimated Valuation of the Securities Will Be Provided in the Pricing Supplement.

•        The Tax Consequences of an Investment in the Securities Are Uncertain.

•        Potential Conflicts

•        The Estimated Value of the Securities Will Be Lower Than the Original Issue Price (Price to Public) of the Securities.

•        The Estimated Value of the Securities Does Not Represent Future Values of the Securities and May Differ from Others’ Estimates.

•        The Estimated Value of the Securities Is Derived by Reference to an Internal Funding Rate.

•        The Value of the Securities as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Securities for a Limited Time Period.

•        Secondary Market Prices of the Securities Will Likely Be Lower Than the Original Issue Price of the Securities.

•        Many Economic and Market Factors Will Impact the Value of the Securities.

•        The Securities Are Subject to Non-U.S. Securities Risk with Respect to the Nasdaq-100 Index®.

•        An Investment in the Securities Is Subject to Risks Associated with Small Capitalization Stocks with Respect to the Russell 2000® Index.

•        Each of JPMorgan Chase & Co. and Wells Fargo & Company (the Parent Company of WFS) Is Currently One of the Companies that Make Up the S&P 500® Index.

•        Any Payment on the Securities Will Depend upon the Performance of Each Index and Therefore the Securities Are Subject to Risks Associated with Each Index, Each as Discussed in the Accompanying Pricing Supplement and Product Supplement.

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

As used in this fact sheet, “we,” “us” and “our” refer to JPMorgan Financial Company LLC. Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.